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Astris Energi Inc. · 6-K · For 10/25/04, On 10/25/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 25, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 10/25/04, On 10/25/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated October 25, 2004	3

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EXHIBIT 1

ASTRIS ENERGI SHAREHOLDERS APPROVE AFFILIATE PURCHASE

MISSISSAUGA, ONTARIO, CANADA, October 25, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, today held its Annual and Special Meeting at which its shareholders approved the memorandum of understanding for the acquisition of the outstanding shares in Astris s.r.o, its affiliate company in the Czech Republic. With this purchase, Astris Energi will own 100% of Astris s.r.o.

At the well-attended meeting, President and CEO Jiri Nor led a series of presentations outlining the progress Astris has made in the last year in the areas of technology, finance, and marketing. The presentations highlighted:

•	The December 2003 debut of the Model E8 AFC Portable Power Generator. Developed with partial funding from the Czech Republic's Ministry of Industry and Trade, the E8 has a total electrical efficiency of more than 50%, a figure unequalled by any other device in its class, and several times higher than the efficiency of conventional generators fuelled by gasoline. It is quiet, emission-free, and uses Astris’ low-cost POWERSTACK™ MC250 fuel cell modules, which were also introduced in December 2003.
•	The launch and marketing of Astris’ next-generation test load, the TL5 Test Load and its companion Windows-based software TESTMASTER™.
•	The raising of CDN$1,815,000 from private investors, largely through First Energy Advisors who were hired in June 2003.
•	The completion in August of a US$500,000 private placement to accredited investors. The funds enabled Astris to move forward with construction of Phase One of its pilot production line for the POWERSTACK™ MC250 fuel cell module. The line is now completed and preliminary production trial runs are meeting expectations.
•	The paying down of an existing CDN$100,000 debenture through the issuance of common shares, thus eliminating Astris’ only long-term financial liability.
•	Astris’ continued marketing and business development efforts at international events such as the Fuel Cell 2004 Conference in Denver, Colorado and the Hydrogen and Fuel Cells 2004 Conference and Trade Show in Toronto, Canada. These conferences provide an opportunity for Astris to demonstrate its products to industry, government, and the general public and to present technical papers on the advancements that it has made in alkaline fuel cell technology.
•	Astris’ value-added reseller Agreement with Alternate Energy Corporation (AEC) for the development of a fuel cell power pack. The proposed power pack will combine AEC’s low-cost, on-demand hydrogen production technology with Astris Energi’s industry-leading AFC Power Generator technology. The resulting product will be suitable for stationary industrial and residential primary and back-up power applications.
•	The recently announced Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.) The Agreement calls for the licensing of Astris’ AFC technology to El.Ma. along with purchasing of Astris’ consulting services and products at market competitive prices. El.Ma. will apply its research and manufacturing expertise and work with Astris to further the commercialization and production development of Astris' AFC technology with an eye to the expanding European Union market.

Along with the motion approving the purchase of the outstanding Astris s.ro. shares, the following motions also received shareholder approval:

•	A special resolution fixing the number of directors to be elected at five;
•	The appointment of two new directors, H. David Ramm and Brian D. Clewes;
•	The appointment of PricewaterhouseCoopers LLP as auditors for the Company;
•	An amendment increasing the maximum number of common shares reserved for issuance under the Company’s Stock Option Plan to 5,100,000;
•	An amendment increasing the authorized capital of the corporation to an unlimited number of common shares; and
•	A resolution allowing for private placements in the next 12 months in aggregate not exceeding 60% of the current number of common shares outstanding.

"We are always pleased to meet with our investors," commented CEO and President Jiri Nor. "This has been a particularly eventful year for Astris with exciting developments on all fronts. With the successful completion of Phase One of our pilot production line, we are well positioned to take advantage of our recent partnership and cooperation agreements. Our expectation is that, by January 2005, we will meet our production target of 200 kW per year. Phase two of the production line has a capacity target of 2 MW annually within two years, but its implementation is contingent on raising an additional US$ 3.5 million in financing. As our products reach pre-commercialization, there are ample opportunities to develop and expand our product line and generate new revenue."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.